                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              MANOR CARE, INC.
      ----------------------------------------------------------------
                              (Name of issuer)


                   Common Stock, par value $.10 per share
      ----------------------------------------------------------------
                       (Title of class of securities)


                                564-054-10-4
                        -----------------------------
                               (CUSIP number)

                              R. Jeffrey Bixler
                     Vice President and General Counsel
                   Health Care and Retirement Corporation
                                 One SeaGate
                           Toledo, Ohio 43604-2616

                               (419) 252-5500

-------------------------------------------------------------------------------
(Name, address and telephone number of person authorized to receive notices and communications)

                                June 10, 1997
           ------------------------------------------------------
           (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Exhibit Index appears on page 11.



                             Page 1 of 11 Pages

                                SCHEDULE 13D

-------------------                                         -------------------
CUSIP No. 26633L103                                         Page 2  of 11 Pages
-------------------                                         -------------------
-------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     Health Care and Retirement Corporation                 IRS. No. 34-1687107
-------------------------------------------------------------------------------
                                                                  (a)       /X/
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (b)       / /
-------------------------------------------------------------------------------
3.   SEC USE ONLY

-------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*
     OO
-------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED               / /
     PURSUANT TO ITEM 2(d) or 2(e)
-------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     State of Delaware
-------------------------------------------------------------------------------
                      7.      SOLE VOTING POWER
       NUMBER OF              0
        SHARES        ---------------------------------------------------------
     BENEFICIALLY     8.      SHARED VOTING POWER
       OWNED BY               19,696,761
        EACH          ---------------------------------------------------------
      REPORTING       9.      SOLE DISPOSITIVE POWER
       PERSON                 0
        WITH          ---------------------------------------------------------
                      10.     SHARED DISPOSITIVE POWER
                              0
-------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     19,696,761

-------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                 / /
     CERTAIN SHARES*
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     30.9%

--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*
     CO

--------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!


                             Page 2 of 11 Pages

                                SCHEDULE 13D

-------------------                                         -------------------
CUSIP No. 26633L103                                         Page 3  of 11 Pages
-------------------                                         -------------------
-------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     Catera Acquisition Corp.
     No S.S. or IRS Identification Number
-------------------------------------------------------------------------------
                                                                  (a)       /X/
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (b)       / /
-------------------------------------------------------------------------------
3.   SEC USE ONLY

-------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*
     OO
-------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED               / /
     PURSUANT TO ITEM 2(d) or 2(e)
-------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     State of Delaware
-------------------------------------------------------------------------------
                      7.      SOLE VOTING POWER
       NUMBER OF              0
        SHARES        ---------------------------------------------------------
     BENEFICIALLY     8.      SHARED VOTING POWER
       OWNED BY               19,696,761
        EACH          ---------------------------------------------------------
      REPORTING       9.      SOLE DISPOSITIVE POWER
       PERSON                 0
        WITH          ---------------------------------------------------------
                      10.     SHARED DISPOSITIVE POWER
                              0
-------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     19,696,761

-------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                 / /
     CERTAIN SHARES*
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     30.9%

--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*
     CO

--------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!


                             Page 3 of 11 Pages

ITEM 1. SECURITY AND ISSUER
        -------------------

     This statement on Schedule 13D relates to the common stock, par value $.10 per share (the "Common Stock"), of Manor Care, Inc. (the "Issuer"). The Issuer is a Delaware corporation with its principal executive offices located at 11555 Darnestown Road, Gaithersburg, Maryland 20878.

ITEM 2. IDENTITY AND BACKGROUND.
        -----------------------

     This Schedule 13D is filed on behalf of Health Care and Retirement Corporation, a Delaware corporation ("HCR") and Catera Acquisition Corp, a Delaware corporation and a wholly-own subsidiary of HCR ("Merger Sub" and together with HCR, the "Filing Persons"). The Filing Persons' principal place of business is located at One SeaGate, Toledo, Ohio 43604-2616.
HCR is a provider of a range of health care services, including long-term care, subacute medical care, rehabilitation therapy, home health care, pharmacy services and management services for subacute care, rehabilitation therapy, vision care and eye surgery. Set forth in Schedule A is the name, citizenship, business or residence address and present principal occupation or employment, as well as the name and address of any corporation or other organization in which such occupation or employment is conducted, of each of the directors and executive officers of HCR, as of the date hereof.

     Merger Sub was incorporated solely for the purpose of merging with and into Issuer, and has no other business. Set forth in Schedule B is the name, citizenship, business or residence address and present principal occupation or employment, as well as the name and address of any corporation or other organization in which such occupation or employment is conducted, of each of the directors and executive officers of Merger Sub, as of the date hereof.

     During the last five years, neither of the Filing Persons, nor, to the knowledge of the Filing Persons, any person named in either Schedule A or Schedule B, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
        -------------------------------------------------

      On June 10, 1998, HCR, Merger Sub and the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement"). Pursuant to the Merger Agreement, Merger Sub will merge with and into the Issuer (the "Merger")and the Issuer will become a wholly owned subsidiary of the Filing Person and each share of Common Stock (except as otherwise provided in the Merger Agreement) will be converted into the right to receive one (1.0) share of common stock of the HCR. The consummation of the transactions contemplated by the Merger Agreement are subject to approval of the stockholders of each of the Issuer and HCR, the receipt of certain regulatory approvals and the expiration of the antitrust waiting periods. Upon the consummation of the Merger, the number of directors on HCR's board of directors shall be increased from seven to ten directors and half of the persons serving on the board of directors of HCR shall be designated by the Issuer and half the persons serving thereon shall be designated by HCR.

     On June 10, 1998 in connection with the Merger Agreement, a voting agreement ("Voting Agreement") was executed between HCR and each of Bainum Associates Limited Partnership, M. C. Investments Limited Partnership, Mid Pines Associates Limited Partnership, Realty Investment Company, Inc., The Stewart Bainum Declaration of Trust and the Jane L. Bainum Declaration of Trust (collectively, the "Stockholders"), with respect to the 19,696,761 shares of Common Stock beneficially owned by the Stockholders. Pursuant to the Voting Agreement, the Stockholders, severally and not jointly, have agreed, among other things, to vote their shares of Common Stock and granted the Merger Sub and certain officers thereof an irrevocable proxy to vote their shares of Common Stock (a) in favor of the Merger, the adoption of and execution and delivery of the Merger Agreement and the approval of the terms thereof and each of the other transactions contemplated thereby and (b) against certain actions involving the Issuer described in such Voting Agreement. The Stockholders also agreed not to



                             Page 4 of 11 Pages
offer for sale, sell, transfer, tender, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the offer for sale, sale, transfer, tender, pledge, encumbrance, assignment or other disposition of, any of their shares of Common Stock, except under certain circumstances specified in the Voting Agreement. The Stockholders also agreed not to solicit or respond to any inquiries or the making of any proposal by any person or entity (other than the Filing Person or any affiliate thereof) with respect to the Issuer that constitutes or could reasonably be expected to lead to an Alternative Transaction (as such term is defined within the Merger Agreement).



ITEM 4. PURPOSE OF TRANSACTION.
        ----------------------

     (a)-(b) The purpose of the transaction is to facilitate the approval of the Merger by the stockholders of the Issuer. See Item 3.

     (c)-(i) Not applicable.

     (j) Other than as described above, the Filing Persons currently have no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a) - (j) of Schedule 13D (although the Filing Persons reserve the right to develop such plans).

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
        ------------------------------------

     (a)-(b) As a result of the Voting Agreement, the Filing Persons may be deemed to be the beneficial owners of 19,696,761 shares of Common Stock. Based upon information contained in the most recently available filing by the Issuer with the Securities and Exchange Commission (the "SEC"), such shares constitute approximately 30.9% of the issued and outstanding shares of Common Stock. See
Item 3.

     To the knowledge of the Filing Persons, no shares of Common Stock are beneficially owned by any of the persons named in either Schedule A or Schedule B.

     (c) HCR has acquired a stock option to acquire in certain circumstances and subject to certain contingencies up to 19.9% of the Issuer's Common Stock. See Item 6. To the knowledge of the Filing Persons, no person named in either Schedule A or Schedule B, has effected any other transaction in the Common Stock during the past sixty (60) days.

     (d) N/A

     (e) N/A


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
        -----------------------------------

     1. A stock option agreement (the "Stock Option Agreement") was also executed between HCR and the Issuer, on June 10, 1998 in connection with the Merger Agreement, pursuant to which the Issuer granted the HCR the right to purchase up to 19.9% of the then issued and outstanding shares of Common Stock, exercisable upon the occurrence of certain events, at the price equal to the lower of (i) $31.00 and (ii) the average closing sales price of the Common Stock on the New York Stock Exchange for the five consecutive trading days beginning on and including the day that the Merger is publicly announced (as adjusted as provided in the Stock Option Agreement).

     2. See Item 3 regarding the Voting Agreement.


                             Page 5 of 11 Pages

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.
        --------------------------------


Exhibit      Description
-------      -----------
  1.         Voting Agreement dated June 10, 1998 between Health Care and
             Retirement Corporation and Bainum Associates Limited Partnership,
             M. C. Investments Limited Partnership, Mid Pines Associates
             Limited Partnership, Realty Investment Company, Inc., The Stewart
             Bainum Declaration of Trust and the Jane L. Bainum Declaration of
             Trust.

  2.         Stock Option Agreement dated June 10, 1998 between Health Care and
             Retirement Corporation and Manor Care, Inc.

  3.         Joint Filing Agreement dated June 19, 1998 between Health Care and
             Retirement Corporation and Catera Acquisition Corp.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  June 19, 1998                       HEALTH CARE AND RETIREMENT
                                            CORPORATION


                                            By: /s/ R. Jeffrey Bixler
                                                --------------------------------
                                            Name:  R. Jeffrey Bixler
                                            Title: Vice President and General
                                                   Counsel


                                            CATERA ACQUISITION CORP.


                                            By: /s/ R. Jeffrey Bixler
                                                --------------------------------
                                            Name:  R. Jeffrey Bixler
                                            Title: Vice President and Secretary


                             Page 7 of 11 Pages

                                                                    Schedule A
                                                                    ----------

                     DIRECTORS AND EXECUTIVE OFFICERS OF
                   HEALTH CARE AND RETIREMENT CORPORATION

     The name, business address and title with Health Care and Retirement Corporation and present principal occupation or employment, of each of the directors and executive officers of Health Care and Retirement Corporation are set forth below. Except as indicated, each person's business address is One SeaGate, Toledo, Ohio 43604-2616. Each person listed below is a citizen of the United States.

                                               Present Principal
                                              Occupation Including
     Name and Title                             Name of Employer
     --------------                             ----------------
Paul A. Ormond, Chairman of             Chairman of the Board and Chief
the Board, President and Chief          Executive Officer, Health Care
Executive Officer                       and Retirement Corporation

John J. Clair, Jr.,  Director           Partner at law firm of Latham &
                                        Watkins, 633 West Fifth Street,
                                        Suite 4000, Los Angeles,
                                        California 90071-2007

Joseph H. Lemieux, Director             Chief Executive Officer of
                                        Owens-Illinois, Inc.

Geoffrey G. Meyers, Executive           Executive Vice President,
Vice President, Chief Financial         Chief Financial Officer and
Officer and Treasurer                   Treasurer, Health Care and
                                        Retirement Corporation

Robert G. Siefers, Director             Vice Chairman and Chief Financial
                                        Officer, National City
                                        Corporation, 1900 E. Ninth Street
                                        Cleveland, Ohio 44114-3484

M. Keith Weikel, Senior                 Senior Executive Vice President and
Executive Vice President                Chief Operating Officer,
Chief Operating Officer                 Health Care and Retirement
                                        Corporation

Thomas L. Young, Director               Executive Vice President-
                                        Administration and General
                                        Counsel, Owens-Illinois, Inc.


                             Executive Officers
                             ------------------

       Name                                         Title
       ----                                         -----
Paul A. Ormond                          Chairman of the Board and Chief
                                        Executive Officer

M. Keith Weikel                         Senior Executive Vice President
                                        and Chief Operating Officer

Geoffrey G. Meyers                      Executive Vice President, Chief
                                        Financial Officer and Treasurer

R. Jeffrey Bixler                       Vice President and General Counsel


                             Pages 8 of 11 Pages

                                                                    Schedule B
                                                                    ----------

                     DIRECTORS AND EXECUTIVE OFFICERS OF
                          CATERA ACQUISITION CORP.

     The name, business address and title with Catera Acquisition Corp.
and present principal occupation or employment, of each of the directors and executive officers of Health Care and Retirement Corporation are set forth below. Except as indicated, each person's business address is One SeaGate, Toledo, Ohio 43604-2616. Each person listed below is a citizen of the United States.

                                               Present Principal
                                              Occupation Including
     Name and Title                             Name of Employer
     --------------                             ----------------
Paul A. Ormond, Chairman of             Chairman of the Board and Chief
the Board                               Executive Officer, Health Care
                                        and Retirement Corporation

Geoffrey G. Meyers, Director            Executive Vice President,
                                        Chief Financial Officer and
                                        Treasurer, Health Care and
                                        Retirement Corporation

M. Keith Weikel, Director               Executive Vice President and
                                        Chief Operating Officer,
                                        Health Care and Retirement
                                        Corporation

                             Executive Officers
                             ------------------

       Name and Title                        Present Principal Occupation
       --------------                        ----------------------------
Paul A. Ormond, President               Chairman of the Board and Chief
                                        Executive Officer, Health Care
                                        and Retirement Corporation

M. Keith Weikel, Vice President         Senior Executive Vice President
                                        and Chief Operating Officer,
                                        Health Care and Retirement Corporation

Geoffrey G. Meyers, Vice President      Executive Vice President, Chief
                                        Financial Officer and Treasurer,
                                        Health Care and Retirement Corporation

R. Jeffrey Bixler, Vice President       Vice President and General Counsel,
and Secretary                           Health Care and Retirement Corporation


                             Page 10 of 11 Pages

Nancy A. Edwards                        Vice President

Jeffrey W. Ferguson                     Vice President

Spencer C. Moler                        Vice President and Controller

F. Joseph Schmitt                       Vice President

Paul G. Sieben                          Vice President



                              Page 9 of 11 Pages

                                Exhibit Index
                                -------------

Exhibit       Description
-------       -----------
1.            Voting Agreement dated June 10, 1998 between Health Care and
              Retirement Corporation and Bainum Associates Limited Partnership,
              M. C. Investments Limited Partnership, Mid Pines Associates
              Limited Partnership, Realty Investment Company, Inc., The Stewart
              Bainum Declaration of Trust and the Jane L. Bainum Declaration of
              Trust.

2. Stock Option Agreement dated June 10, 1998 between Health Care and Retirement Corporation and Manor Care, Inc.

3. Joint Filing Agreement dated June 19, 1998 between Health Care and Retirement Corporation and Catera Acquisition Corp.



                             Page 11 of 11 Pages